Exhibit 99.1

Alcon’s Fourth Quarter Sales Rise 14.5 Percent

Fourth Quarter Highlights
•	Organic sales growth was 8.5 percent (+14.5 percent reported) as sales increased to $1.72 billion
•	Organic sales growth in emerging markets was 11.5 percent (+19.3 percent reported)
•	Adjusted diluted EPS rose 14.2 percent to $1.61 (+7.1 percent to $1.51 reported)

2009 Highlights
•	Organic sales growth was 6.3 percent (+3.3 percent reported) as sales increased to $6.50 billion
•	Achieved broad-based global market share gains
•	Second half results reflect progress toward market recovery
•	Adjusted diluted EPS rose 13.5 percent to $6.81 (-1.9 percent to $6.66 reported)
•	Board will propose to shareholders a dividend of 3.95 Swiss francs per share

HUENENBERG, Switzerland – February 11, 2010 – Alcon, Inc. (NYSE:ACL) reported that global sales rose 14.5 percent to $1.72 billion for the fourth quarter of 2009, or an 8.5 percent increase excluding the impact of foreign exchange fluctuations. Reported net earnings for the fourth quarter of 2009 grew 8.0 percent to $458 million, or $1.51 per diluted share. Non-GAAP adjusted net earnings would have grown 15.1 percent to $488 million, or $1.61 per diluted share, compared to net earnings for the fourth quarter of 2008. Adjusted net earnings in the fourth quarter of 2009 exclude a $30 million tax provision related to a potential retroactive change in tax law regarding the deductibility of foreign currency losses that was not included in the company’s 2009 guidance.
For the full year 2009, Alcon, Inc. reported global sales of $6.50 billion, an increase of 3.3 percent over 2008 global sales of $6.29 billion, or 6.3 percent excluding the impact of foreign exchange fluctuations. Net earnings for 2009 declined 2.0 percent to $2.01 billion, or $6.66 per share on a diluted basis.  Non-GAAP adjusted net earnings for 2009 would have risen 13.3 percent to $2.05 billion, or $6.81 per diluted share compared to adjusted net earnings in 2008, which included the impact of a $236 million tax benefit. Adjusted net earnings in 2009 exclude $19 million of pre-tax costs related to a reduction in force and $30 million related to the aforementioned tax provision.
Reconciliations of reported and adjusted results for the quarter and full year are included in the financial tables below.
“Our results in the fourth quarter clearly show improving dynamics in the eye care market and positive momentum in Alcon’s key brands that supported solid organic sales growth in the quarter,” said Kevin Buehler, Alcon’s president and chief executive officer.  “We built momentum throughout the year to deliver on the Alcon business model of sustainable organic growth, global market share gains and core margin improvement. While selected market challenges remain, these encouraging trends and the long-term strategic drivers of our business position Alcon well to deliver sustainable growth.”

Buehler added, “In response to an unprecedented economic environment, we took management actions early in the year to align spending to strategic priorities.  These actions allowed us to achieve solid financial results while bolstering our commercial presence in emerging markets like China and India and enhancing our research capabilities through the ESBATech and AstraZeneca transactions.”

Sales Highlights
Summarized below are sales highlights for the fourth quarter of 2009. All growth comparisons are for the fourth quarter of 2009 compared to the fourth quarter of 2008. Organic sales growth rates exclude currency impacts and acquisitions and are non-GAAP measures that are reconciled in a table at the end of this release.

➢	U.S. sales rose 10.1 percent as prescription demand strengthened further and cataract procedure volumes improved.
➢	International organic sales growth was 7.3 percent (+18.0 percent reported), driven by an 11.5 percent organic rise (+19.3 percent reported) in emerging markets.
➢
Sales of pharmaceutical products in international markets rose 12.0 percent organically (+22.5 percent reported) as the company’s expanded sales forces in Europe and Japan contributed to continued market share gains.

➢
Global glaucoma pharmaceutical reported sales rose 31.2 percent, led by a 24.4 percent increase in global sales of the TRAVATAN® family of products (TRAVATAN®, TRAVATAN Z® and DuoTrav® ophthalmic solutions) and the continued strength of the Azopt® and AZARGA® ophthalmic solutions, which together rose 29.2 percent globally.

➢
Global sales of advanced technology intraocular lenses rose 42.6 percent organically (+50.0 percent reported) following additional U.S. market share gains of the AcrySof® IQ ReSTOR® +3.0 lens and continued adoption and utilization of the AcrySof® IQ Toric lens by cataract surgeons.

Earnings Highlights
Summarized below are earnings highlights for the fourth quarter of 2009. All growth comparisons are for the fourth quarter of 2009 compared to the fourth quarter of 2008.

➢
Gross profit margin was consistent with management expectations at 74.0 percent, compared to 79.2 percent in 2008. The year-over-year change was primarily attributable to fluctuations in foreign exchange rates and increased royalty expense in 2009.

➢
Selling, general and administrative expenses increased to $521 million, or 30.4 percent of sales.  The 16.0 percent rise in fourth quarter 2009 expense is partially attributable to an increase in legal reserves and prior year comparison which included an insurance recovery and a reduction in expense associated with deferred compensation programs.

➢
Research and development expenses rose 29.1 percent to $204 million to represent 11.9 percent of sales as the company continued to invest in research to enhance its capabilities and pipeline. This increase reflects the licensing payment to Potentia. Pharmaceuticals, the addition of a full quarter of ESBATech expenditures and higher internal project spending.

➢
Strong sales growth contributed to operating profit of $537 million, or 31.3 percent of sales, compared to $573 million in the fourth quarter of 2008. This decline was mainly the result of the fluctuating currency impact on gross margin in each quarter and timing differences in research and development expense.

➢	Other income/expense changed from an expense of $82 million in 2008 to income of $13 million in 2009, mainly due to losses on the company’s investment portfolio in 2008 compared to gains in 2009.
➢	The company’s effective tax rate was 17.3 percent, primarily due to the impact of the $30 million tax provision noted previously.
➢
Net earnings in the fourth quarter of 2009 rose 8.0 percent to $458 million, or $1.51 per diluted share. Excluding the $30 million period charge to tax expense in the fourth quarter 2009, adjusted net earnings would have grown 15.1 percent to $488 million, or $1.61 per diluted share.

Other Highlights
➢
In October 2009, the German requirements were met to complete the acquisition of the outstanding shares of WaveLight AG and the listing of the related shares was terminated.  As a result, WaveLight became wholly owned by the company.

➢
On December 14, 2009, Alcon announced it had entered into a definitive agreement to acquire Optonol, Ltd., providing the company with entry into the surgical glaucoma segment with the Ex-PRESS™ Mini Glaucoma Shunt.  The company completed this acquisition in January 2010.

➢
On January 18, 2010, Alcon announced it will purchase the rights in the United States for two FDA-approved topical eye care products, Durezol™ (corticosteroid for ocular inflammation and pain) and ZIRGAN™ (antiviral for acute herpetic keratitis), and the global rights, excluding Latin America, for the development product Zyclorin™ targeted for dry eye and other ocular surface diseases.

➢
Alcon submitted a Premarket Approval (PMA) application in the United States for the AcrySof® Cachet® phakic intraocular lens in September, 2009.  The AcrySof® Cachet® phakic intraocular lens is a refractive AcrySof® IOL for patients with moderate to high myopia.

➢	Alcon submitted Triesence® injectable suspension for approval in the European Union in September 2009.
➢	On December 1, 2009, Patanase® nasal spray received labeling approval for the treatment of symptoms of seasonal allergic rhinitis in pediatric patients as young as six years old.
➢
On January 4, 2010, Novartis AG announced it had exercised its option to purchase the remaining shares in Alcon, Inc. held by Nestle S.A. pursuant to the agreement executed on April 7, 2008. Concurrent to the option exercise, Novartis submitted to the Alcon board of directors a proposal for a merger of Alcon with Novartis to be effected under Swiss merger law.  Under the terms of the merger proposal, holders of the approximately 23 percent of Alcon shares that are publicly traded would receive 2.8 Novartis shares for each Alcon share.  The proposed merger is contingent upon, among other things, approval by the Alcon board of directors, the closing of the purchase and sale transaction related to the Novartis option exercise as well as receipt of required regulatory approvals.

➢
On January 20, 2010, the Independent Director Committee of the Alcon board of directors, with the assistance of independent financial and legal counsel, issued their formal response to the Novartis merger proposal.  This committee rejected the merger proposal based on its assessment that the price offered and other terms were not acceptable.

➢
Alcon’s board of directors voted to propose to shareholders a dividend of 3.95 Swiss francs per share.  At exchange rates in effect on February 10, 2010 this equalled approximately $3.69 per share, compared to $3.64 in 2009.  The proposed amount reflects an increase in the targeted dividend payout ratio from 50 percent in 2009 to 55 percent in 2010.  The proposal will be voted on at the company’s Annual General Meeting of shareholders to be held on May 20, 2010.  The U.S. dollar equivalent received by shareholders will be based on the Swiss Franc/U.S. dollar exchange rate in effect on the date of payment, which currently is scheduled for June 7, 2010.

Financial Guidance
The company expects full year 2010 organic sales growth to return to the mid-to-high single digits and full year 2010 diluted earnings per share to be between $7.30 and $7.55.  The full year guidance assumes renewal of the U.S. Research and Experimentation tax credit in the second half of 2010 with retroactive application. This guidance also excludes any costs and/or reductions in sales associated with potential health care reform initiatives in the United States, as well as costs related to a potential change in control to and/or merger with Novartis.

Company Description
Alcon, Inc. is the world’s leading eye care company, with sales of $6.5 billion in 2009. Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. All trademarks noted in this release are the property of Alcon, Inc. For more information about Alcon, visit www.alcon.com.
###
Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payers may affect our sales and profits; a weakening economy could affect demand for our products; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; the occurrence of excessive property and casualty, general liability or business interruption losses, for which we are self-insured, may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For more information, contact:

Doug MacHatton
Vice President,Treasury and
Investor and Public Relations
(817) 551-8974
doug.machatton@alconlabs.com

John Selzer
Director, Investor Relations
(817) 568-6166
john.selzer@alconlabs.com

www.alcon.com

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share data)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2009	2008	2009	2008

Sales	$1,715	$1,498	$6,499	$6,294
Cost of goods sold	446	311	1,614	1,472

Gross profit	1,269	1,187	4,885	4,822

Selling, general and administrative	521	449	1,935	1,961
Research and development	204	158	665	619
Amortization of intangibles	7	7	24	29

Operating income	537	573	2,261	2,213

Other income (expense):
Gain (loss) from foreign currency, net	(2)	(14)	(3)	(21)
Interest income	9	10	46	76
Interest expense	(3)	(6)	(16)	(51)
Other, net	13	(82)	25	(134)

Earnings before income taxes	554	481	2,313	2,083

Income taxes	96	57	306	36

Net earnings	$458	$424	$2,007	$2,047

Basic earnings per common share	$1.53	$1.42	$6.72	$6.86

Diluted earnings per common share	$1.51	$1.41	$6.66	$6.79

Basic weighted average common shares	299,179,863	298,732,912	298,847,072	298,504,732

Diluted weighted average common shares	302,807,462	300,577,008	301,348,181	301,582,676

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended			Foreign
	December 31,			Currency	Organic
	2009	2008	Change	Change	Change
Geographic Sales
Alcon United States:
Pharmaceutical	$331	$294	12.6%	--%	12.6%
Surgical	309	279	10.8	--	10.8
Consumer Eye Care	93	93	--	--	--

Total United States Sales	733	666	10.1	--	10.1

Alcon International:
Pharmaceutical	348	284	22.5	10.5	12.0
Surgical	519	444	16.9	10.8	6.1
Consumer Eye Care	115	104	10.6	10.6	--

Total International Sales	982	832	18.0	10.7	7.3

Total Global Sales	$1,715	$1,498	14.5	6.0	8.5

Global Product Sales
Infection/inflammation	$220	$207	6.3%	3.9%	2.4%
Glaucoma	328	250	31.2	6.8	24.4
Allergy	86	79	8.9	3.8	5.1
Otic/nasal	70	60	16.7	1.7	15.0
Other pharmaceuticals/rebates	(25)	(18)	N/M	N/M	N/M

Total Pharmaceutical	679	578	17.5	5.2	12.3

Intraocular lenses	318	268	18.7	7.1	11.6
Cataract/vitreoretinal	483	429	12.6	6.5	6.1
Refractive	27	26	3.8	3.8	--

Total Surgical	828	723	14.5	6.6	7.9

Contact lens disinfectants	107	113	(5.3)	3.5	(8.8)
Artificial tears	75	63	19.0	9.5	9.5
Other	26	21	23.8	4.8	19.0

Total Consumer Eye Care	208	197	5.6	5.6	--

Total Global Sales	$1,715	$1,498	14.5	6.0	8.5

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Twelve Months Ended			Foreign
	December 31,			Currency	Organic
	2009	2008	Change	Change	Change
Geographic Sales

Alcon United States:
Pharmaceutical	$1,353	$1,321	2.4%	--%	2.4%
Surgical	1,167	1,084	7.7	--	7.7
Consumer Eye Care	394	402	(2.0)	--	(2.0)

Total United States Sales	2,914	2,807	3.8	--	3.8

Alcon International:
Pharmaceutical	1,324	1,240	6.8	(6.3)	13.1
Surgical	1,830	1,797	1.8	(4.9)	6.7
Consumer Eye Care	431	450	(4.2)	(6.0)	1.8

Total International Sales	3,585	3,487	2.8	(5.5)	8.3

Total Global Sales	$6,499	$6,294	3.3	(3.0)	6.3

Global Product Sales
Infection/inflammation	$829	$874	(5.1)%	(3.2)%	(1.9)%
Glaucoma	1,121	955	17.4	(3.3)	20.7
Allergy	486	463	5.0	(0.6)	5.6
Otic/nasal	355	316	12.3	(1.3)	13.6
Other pharmaceuticals/rebates	(114)	(47)	N/M	N/M	N/M

Total Pharmaceutical	2,677	2,561	4.5	(3.1)	7.6

Intraocular lenses	1,133	1,073	5.6	(3.3)	8.9
Cataract/vitreoretinal	1,759	1,692	4.0	(2.8)	6.8
Refractive	105	116	(9.5)	(3.5)	(6.0)

Total Surgical	2,997	2,881	4.0	(3.1)	7.1

Contact lens disinfectants	448	469	(4.5)	(1.7)	(2.8)
Artificial tears	283	272	4.0	(5.6)	9.6
Other	94	111	(15.3)	(3.6)	(11.7)

Total Consumer Eye Care	825	852	(3.2)	(3.2)	--

Total Global Sales	$6,499	$6,294	3.3	(3.0)	6.3

N/M - Not Meaningful
Note: Organic change calculates sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.  Certain reclassifications have been made to prior year amounts to conform to current year presentation.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	December 31,	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$3,007	$2,449
Short term investments	479	564
Trade receivables, net	1,346	1,168
Inventories	626	574
Deferred income tax assets	162	221
Other current assets	213	243

Total current assets	5,833	5,219

Long term investments	73	24
Property, plant and equipment, net	1,304	1,138
Intangible assets, net	255	91
Goodwill	688	645
Long term deferred income tax assets	391	342
Other assets	142	92

Total assets	$8,686	$7,551

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$321	$199
Short term borrowings	607	1,059
Current maturities of long term debt	--	1
Other current liabilities	1,047	931

Total current liabilities	1,975	2,190

Long term debt, net of current maturities	56	61
Long term deferred income tax liabilities	59	22
Other long term liabilities	691	587
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share	42	42
Additional paid-in capital	1,535	1,449
Accumulated other comprehensive income	203	80
Retained earnings	4,533	3,699
Treasury shares, at cost	(408)	(579)

Total shareholders' equity	5,905	4,691

Total liabilities and shareholders' equity	$8,686	$7,551

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)
	Twelve months ended December 31,
	2009	2008

Cash provided by (used in) operating activities:
Net earnings	$2,007	$2,047
Adjustments to reconcile net earnings to cash provided from
operating activities:
Depreciation	194	167
Amortization of intangibles	24	29
Share-based payments	74	83
Tax benefits (reversals) from share-based compensation	5	8
Deferred income taxes	51	(146)
Loss (gain) on sale of assets	49	12
Loss on impairment of available-for-sale securities	--	37
Unrealized depreciation (appreciation) on trading securities	(76)	85
Other, net	1	7
Changes in operating assets and liabilities:
Trade receivables	(144)	(121)
Inventories	(6)	(79)
Other assets	(13)	25
Accounts payable	118	(8)
Other current liabilities	100	62
Other long term liabilities	32	(176)
Net cash from operating activities	2,416	2,032

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(342)	(302)
Acquisition of business, net of cash acquired	(149)	(23)
Purchases of intangible assets	(8)	(26)
Purchases of investments	(1,261)	(1,099)
Proceeds from sales and maturities of investments	1,362	1,081
Other, net	8	4
Net cash from investing activities	(390)	(365)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(492)	(632)
Repayment of long term debt	(6)	(2)
Dividends on common shares	(1,048)	(750)
Acquisition of treasury shares	(7)	(127)
Proceeds from exercise of stock options	55	125
Tax benefits from share-based payment arrangements	17	53
Net cash from financing activities	(1,481)	(1,333)

Effect of exchange rates on cash and cash equivalents	13	(19)

Net increase (decrease) in cash and cash equivalents	558	315
Cash and cash equivalents, beginning of period	2,449	2,134

Cash and cash equivalents, end of period	$3,007	$2,449

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures
(in millions, except share data)

Net Earnings
	Q4 2009	Q4 2008	Q4 Growth %	Full Year 2009	Full Year 2008	2009 Growth %
As Reported	$458	$424	8.0%	$2,007	$2,047	(2.0)%
2009 Tax Adjustment	$30	--	--	$30	--	--
2009 Reduction in Force	--	--	--	$14	--	--
2008 Tax Adjustment	--	--	--	--	$(236)	--
As Adjusted	$488	$424	15.1%	$2,051	$1,811	13.3%

Diluted EPS
	Q4 2009	Q4 2008	Q4 Growth %	Full Year 2009	Full Year 2008	2009 Growth %
As Reported	$1.51	$1.41	7.1%	$6.66	$6.79	(1.9)%
2009 Tax Adjustment	$0.10	--	--	$0.10	--	--
2009 Reduction in Force	--	--	--	$0.05	--	--
2008 Tax Adjustment	--	--	--	--	$(0.79)	--
As Adjusted	$1.61	$1.41	14.2%	$6.81	$6.00	13.5%

Note: Adjusted net earnings and diluted EPS measure the results of the company's operations without certain items that pertained only to the period presented. Management believes these measures are an important measure of the company’s operations because it provides investors with a clearer picture of the core operations of the company.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.

ALCON, INC. AND SUBSIDIARIES
Reconciliation of Non-GAAP Financial Measures

	Reported Change	Foreign Currency Change		Organic Change
Emerging market sales	19.3%	( 7.8	) %	11.5%

Advanced technology intraocular lenses sales	50.0%	( 7.4	) %	42.6%
Vitreoretinal product line sales	26.4%	( 12.7	) %	19.6%

Note: Organic change presents sales growth without the impact of foreign exchange fluctuations and acquisitions. Management believes organic sales change is an important measure of the company’s operations because it provides investors with a clearer picture of the core rate of sales growth due to changes in unit volumes and local currency prices.  This measure is considered a non-GAAP financial measure as defined by Regulation G promulgated by the U.S. Securities and Exchange Commission.